Safety, Income & Growth Inc.

1114 Avenue of the Americas

New York, NY  10036

January 12, 2018

VIA EDGAR

Stacie D. Gorman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Request for Acceleration of Effectiveness
Safety, Income & Growth Inc.

Registration Statement on Form S-11

(File No. 333-222240)

Dear Ms. Gorman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Safety, Income & Growth Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on January 17, 2018, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

Safety, Income & Growth Inc.

By:	/s/ Jay Sugarman
Name:	Jay Sugarman
Title:	Chief Executive Officer